Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

UNAUDITED

(Expressed in thousands of U.S. Dollars)

Lion Copper and Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim consolidated financial statements of Lion Copper and Gold Corp. (the "Company") have been prepared by and are the responsibility of Company's management and approved by the Company's Audit Committee and Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by CPA Canada for a review of interim financial statements by the entity's auditor.

May 30, 2022.

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Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Financial Position (In thousands of U.S. Dollars)

	Note	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$199	$842
Other receivables		8	6
Prepaid and deposit		47	43
		254	891
Non-current assets:
Mineral properties	4	33,292	32,203
Reclamation bonds		35	35
Total Assets		$33,581	$33,129
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$1,919	$1,358
Derivative liabilities - warrants	5	18	55
Total Liabilities		1,937	1,413
Shareholders' Equity
Share capital		104,807	104,340
Contributed surplus		22,298	22,012
Deficit		(95,461)	(94,636)
Total Equity		31,644	31,716
Total Liabilities and Shareholders' Equity		$33,581	$33,129

Going concern (note 1)

Commitments (note 10)

Contingencies (note 11)

Subsequent events (note 14)

Approved on behalf of the Board of Directors on May 30, 2022:

/s/ "Travis Naugle"	/s/ "Stephen Goodman"
Chief Executive Officer	President & Chief Financial Officer

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (In thousands of U.S. Dollars, except for shares and per share amounts)

	As of March 31
	Note	2022	2021
General administrative expenses
General office		$10	$13
Insurance		5	-
Investor relations and corporate development		14	15
Professional fees		203	6
Rent		3	8
Salaries and benefits		320	206
Transfer agent and regulatory		35	27
Travel		2	-
Share-based compensation	7(a)	286	-
		(878)	(275)
Fair value gain (loss) on derivative liabilities - warrants		37	(19)
General exploration		-	(12)
Unrealized (loss) on marketable securities		-	(129)
Unrealized gain on foreign exchange		16	3
		53	(157)
Loss and Comprehensive Loss for the year		(825)	(432)
Weighted average number of common shares outstanding		239,831,079	219,337,611
Loss per share - basic and diluted		$(0.00)	$(0.00)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Changes in Equity (In thousands of U.S. Dollars, except for shares)

	Number of shares	Share capital	Contributed surplus	Deficit	Total Equity
Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
	-	-	-	-
Shares issued for stock options exercised	2,310,000	226	(101)	-	125.00
Net loss for the period	-	-	-	(432) -	432.00
Balance, March 31, 2021	221,025,610	$101,779	$19,305	$(92,044)	$29,040

Balance, December 31, 2021	293,806,611	$104,340	$22,012	$(94,636)	$31,716
	-	-	-	-	-
Shares issued for mining options contracts	9,500,000	467	-	-	467.00
Share-based compensation	-	-	286	-	286.00
Net loss for the period	-	-	-	(825)	(825)
Balance, March 31, 2022	303,306,611	$104,807	$22,298	$(95,461)	$31,644

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Cash Flows (In thousands of U.S. Dollars)

	As of March 31
	2022	2021
Operating activities
Net loss for the year	$(825)
Items not involving cash:
Fair value (gain) on derivative liabilities - warrants	(37)	(432)
Fair value loss on warrants	-	19
Unrealized (gain) loss on marketable securities	-	129
Share-based compensation	286	-
	(576)	(284)
Changes in non-cash working capital
Other receivable	(2)	1
Prepaid and deposit	(4)	-
Accounts payable and accrued liabilities	107	(81)
	(475)	(364)
Financing activities
Proceeds from shares issued for private placements, net	-	125
	-	125
Investing activities
Expenditures on mineral properties	(168)	(78)
Net proceeds from water rights sale	-	1,000
	(168)	922
(Decrease) increase in cash and cash equivalents	(643)	683
Cash and cash equivalents, beginning of year	842	701
Cash and cash equivalents, end of period	$199	$1,384

Supplemental cash flow information
Exploration expenditures included in accounts payable	$(802)	$15
Shares issued for mining options contracts	$467	$-

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

1. NATURE OF OPERATIONS AND GOING CONCERN

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion CG" or the "Company") is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO". and trade on the OTCQB Market under the symbol "LCGMF".

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from March 31, 2022. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the three months ended as of March 31, 2022 and 2021, the Company incurred a net loss of $825 (2021 $432). As at March 31, 2022, the Company had cash and cash equivalents of $ 199 (2021-$842), working capital deficit of $1,683 (2021-$522) and an accumulated deficit of $95,461 (2021-$94,636).

The Company continues to incur losses, has limited financial resources and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements. The above factors give rise to material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for financial year ended December 31, 2021.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements include the financial statements of Lion Copper and Gold Corp., and its wholly owned subsidiaries: Quaterra Alaska Inc. (Quaterra Alaska), Inc. Six Mile Mining Company, Singatse Peak Services, LLC ("SPS") and Blue Copper LLC.  On March 30, 2022, Six Mile Mining Company, was dissolved and its assets were transferred to Quaterra Alaska Inc.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2021. The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2022.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 30, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

4. MINERAL PROPERTIES

 Total mineral property maintenance and exploration costs are listed in the table below:

	Singatse Peak Services				Six Mile
	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Blue Copper	Total
Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$2,522	$387	$-	$28,236

Property maintenance	$159	$69	$193	$305	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	47	15	145
Technical study	276	11	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	185
Field support & other	46	5	-	3	67	1	47	169
Total additions of the year	1,689	227	256	355	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	$2,688	$1,182	$479	$32,203

Property maintenance	$-	$7	$422	$50	$-	$2	$62	$543
Drilling	-	-	-	-	-	-	-	-
Geological & mapping	-	-	-	-	-	-	15	15
Geophysical surveys	26	1	5	-	-	11	16	59
Technical study	292	-	-	-	-	-	-	292
Assay & labs	36	-	-	-	-	-	-	36
Environmental	25	64	-	-	-	-	-	89
Field support & other	3	2	-	-	8	5	37	55
Total additions of the year	382	74	427	50	8	18	130	1,089
Balance December 31, 2021	$20,899	$3,870	$2,143	$1,875	$2,696	$1,200	$609	$33,292

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, a 100% interest in the Blue Copper Project in Montana, and a 90% interest in the Groundhog property in Alaska.

a) MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company got into a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000 initial payment to the Company on March 5, 2021. The Purchase and Sale Agreement is subject to the NDWR's final approval of the Change Application. The primary water rights covered under the Purchase and Sale Agreement are one of the water rights that are the subject of forfeiture, as discussed in the next paragraph.

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Purchase and Sale Agreement, the Company will be obligated to refund the $1,000 initial payment to Desert Pearl (therefore, it has been treated as an accrued liability on the balance sheet) and the $1,910 balance of the water rights proceeds would be forfeited.

On May 25, 2022, the Company reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights. As a consequence of the termination, the Company will recover the water permit designated for mining and milling use and will return the $1,000 deposit to Desert Pearl Farms (see note 14(e)).

b) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673 in cash payments over 15 years ($5,029 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250 total.

Outstanding payments due under the five option agreements by year are as follows:

  $193 due in 2021 (paid);
  $193 due 2022;
  $201 due in 2023;
  $50 due in years 2024 to 2028.

c) Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

The Company has completed all requirements to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, ($1,405 in cash payments and a work commitment of $50). During 2021 two final option payments of $125 due by August 1, 2021, and the final $125 due by October 10, 2021, were both paid and form part of the total payments of $1,405. The Company has now satisfied all conditions required to execute the option to purchase.

The property is subject to a 3% NSR upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500.

d) Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000 ($2,688 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

e) Butte Valley Prospect, Nevada

The Company entered into an option agreement dated August 22, 2019, as amended on December 6, 2019 and July 30, 2021, with North Exploration, LLC ("North Exploration"), to purchase a 100% interest in six hundred unpatented mining claims in White Pine County, Nevada, for $600 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), to purchase a 100% interest in seventy-eight unpatented claims in White Pine Country, Nevada associated with the Butte Valley project for $250 over five years. Nevada Select will retain a 2% NSR, of which 1% can be purchased by the Company during the ten-year term of the option for $10,000.

Aggregate payments to maintain the two option agreements by year are as follows:

  $20 due 2019 (paid);
  $80 due in 2020 (paid);
  $100 due in 2021 (paid);
  $150 due in 2022; and
  $250 each due in 2023 and 2024.

On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to 1301666 B.C. Ltd ("BC Co.") which is a private British Columbia company established to acquire mineral resource properties .

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska will be granted an equity position in BC Co. In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property (See Note 14).

f) Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing (issued on March 17, 2022);
  making annual lease payments on the Properties after 2021;
  incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021;
  paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000 and 1.0% on the Ashton Property for a payment of CAD$3,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000.

On January 26, 2022, the Company entered into an option agreement with Houston Minerals Ltd. to replace the LOI dated August 25, 2021. Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60 in respect of the Chaco Bear Property; and (b) CAD$40 in respect of the Ashton Property.

On March 16, 2022, the transaction was closed and Lion CG has funded an initial work program of CAD$200 on the Properties in consideration for the grant of the Option. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

g) Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than fourteen historic small mines that produced high grade gold, copper and tungsten.

As a part of the transaction, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company (Note 16 (c)) and provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600 to Four O Six Mining & Exploration LLC for these claims.

On February 14, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares as part of the closing of the transaction.

h) Option to Earn-in Agreement with Rio Tinto

On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralised waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022.

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

On April 27, 2022, the Company TSX Venture Exchange approved the Company's Option to Earn-in Agreement  with Rio Tinto America Inc (note 14).

5. DERIVATIVE LIABILITIES WARRANTS

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of March 31, 2021, and December 31, 2021 the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars. They were revalued using the weighted average assumptions: volatility of 104.43% (2021 - 141%), expected term of 0.47 years (2020 - 0.72 years), a discount rate of 2.17% (2021-1.01%) and a dividend yield of 0% (2021 - 0%). The resulting fair value of these derivative liabilities at March 31, 202 is $18 (December 31, 2021 $55).

6. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

Common share transactions:

Period ended March 31, 2022

a) On February 14, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares as part of the closing of the transaction (note 4(g)).

b) On March 17, 2022 the Company issued 8,000,000 common shares as part of  the option agreement with Houston Minerals Ltd.  to acquire a 100% interest in the Chaco, and the Ashton Properties (note 4(f).

Period ended March 31, 2021

a) During the period ended December 31, 2021, the Company issued 2,310,000 common shares in connection with options and warrants exercised for proceeds of $226.

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

7. EQUITY RESERVES

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The continuity of the number of stock options issued and outstanding as of March 31, 2022 and December 31, 2021 is as follows:

	As at March 31, 2022		As at December 31, 2021
	Number of Options	Weighted Average Exercise Price (CAD)	Number of Options	Weighted Average Exercise Price (CAD)
Outstanding, beginning of year	19,915,000	0.12	14,690,000	0.08
Granted	-	-	12,900,000	0.16
Expired	-	-	(275,000)	0.65
Cancelled	-	-	(2,515,000)	0.15
Exercised	-	-	(4,885,000)	0.07
Outstanding, end of period, year	19,915,000	0.12	19,915,000	0.12

      As of March 31, 2022 and December 31, 2021 the number of stock options outstanding and exercisable were:

Expiry Date	Exercise Price (CAD)	Number of Options Outstanding	Remaining contractual life in years	Number of Options Exercisable
June 23, 2022	0.10	1,695,000	0.23	1,695,000
September 20, 2023	0.06	1,470,000	1.47	1,470,000
June 21, 2024	0.07	1,900,000	2.23	1,900,000
August 8, 2024	0.06	500,000	2.36	500,000
June 20, 2025	0.08	2,450,000	3.22	2,450,000
June 18, 2026	0.25	3,950,000	4.22	1,975,000
September 17, 2026	0.11	4,500,000	4.47	2,250,000
October 21, 2026	0.09	2,700,000	4.56	675,000
December 12, 2026	0.12	750,000	4.70	187,500
Outstanding March 31, 2022		19,915,000		13,102,500

Expiry Date	Exercise Price (CAD)	Number of Options Outstanding	Remaining contractual life in years	Number of Options Exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding December 31, 2021		19,915,000		13,102,500

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Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

During the period ended March 31, 2022 and 2021 an amount of $286 (2020 - $nil) was expensed as share-based compensation. The portion of share-based compensation recorded is based on the vesting schedule of the options.

b) Share purchase warrants

The continuity of the number of share purchase warrants outstanding as of March 31, 2022 and December 31, 2021, is as follows:

	March 31, 2022		December 31, 2021
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	83,083,504	$0.09	12,769,230	$0.05
Issued	-	-	71,314,274	0.10
Exercised	-	-	(1,000,000)	0.05
Outstanding, end of period/year	83,083,504	$0.09	83,083,504	$0.09

The following table summarizes warrants outstanding as of March 31, 2022 and December 31, 2021:

			March 31,	December 31,
Expiry date	Currency	Exercise price	2022	2021
August 28, 2022		$0.05	11,000,000	11,000,000
September 20, 2022	CAD	0.07	769,230	769,230
September 13, 2024		$0.10	26,488,733	26,488,733
September 27, 2024		$0.10	13,152,909	13,152,909
October 21, 2024		$0.10	31,672,632	31,672,632
Outstanding at the end of the period/ year			83,083,504	83,083,504

8. RELATED PARTY TRANSACTIONS

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended March 31,
	2022	2021
Salaries	$113	$99.00
Directors' fees	25	9
Share-based compensation	166	-
	$304	$108.00

a) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to BC Co. which is a private British Columbia company established to acquire mineral resource properties. BC Co. was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

16 of 21

Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of BC Co. Concurrently with the completion of the assignment of the Butte Valley Property, BC Co. closed a private placement for gross proceeds of CAD$3,106 through the issuance of 15,531,130 units at a price of CAD$0.20 per unit. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

The transaction is a non-arm's length transaction under TSXV rules (see Note 14).

b) As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. The Board is yet to determine the percentage and number of bonus options to be granted between 50% and 150% of their base compensation to the CEO and President/CFO for 2021.

On May 25 the Board approved 3,300,000 of bonus options to be granted to the CEO and President/CFO (note 14(h)).

c) As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs is subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. As a result of these pending approvals, the RSUs cannot commence vesting any earlier than on date of receipt of the same. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

On May 18, 2022, at AGM the CEO and President/ CFO were each granted 4 million RSUs.

9. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the period ended March 31, 2022 and the year ended December 31, 2022 is as follows:

17 of 21

Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

	March 31, 2022			December 31, 2020
	Canada	USA	Total	Canada	USA	Total
Non current assets	$-	$33,327	$33,327	$-	$32,238	$32,238
Total assets	$206	$33,375	$33,581	$790	$32,339	$33,129
Total liabilities	$(135)	$(1,802)	$(1,937)	$(196)	$(1,217)	$(1,413)

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Canada	USA	Total	Canada	USA	Total
Net Loss	$(466)	$(359)	$(825)	$(180)	$(252)	$(432)

10. COMMITMENTS

To acquire certain mineral property interests as per Note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

11. CONTINGENCIES

On July 23, 2021, the Company received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, SPS in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or the agreement to sell water is terminated, the Company will be obligated to refund the $1,000 initial payment it received. Therefore, it has been treated as an accrued liability on the balance sheet and the $1,910 balance of the water rights proceeds would be forfeited.

12. CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period ended March 31, 2022. The Company is not subject to any externally imposed capital requirements.

18 of 21

Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

13. FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and derivative liabilities.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. See Note 1 for further discussion.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

19 of 21

Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

e) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities; if any, are adjusted to fair value at each reporting date.

14. SUBSEQUENT EVENTS

a) In 2019, the Company secured two separate option agreements to acquire 678 unpatented mining claims covering most of the known mineralization at the Butte Valley Property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property (See note 4).

The transaction is a non-arm's length transaction under TSXV rules.

b) On April 13, 2022, Quaterra Alaska Inc. entered into a NSR buydown agreement for the Butte Valley property with BC Co., pursuant to which BC Co. will pay $500 in exchange for a buy-down of the royalties to 0.5%. Closing of the transaction will be subject to the third party enter into an exploration and earn-in agreement with certain exploration Company. If the closing of the transaction does not occur by July 20, 2022, the NSR buydown agreement will be null and void.

c) On April 21, 2022, the Company agreed to settle outstanding debt of $63 (CAD$80) with an arm's length creditor by issuing 800,000 common shares of the Company at a market price of CAD$0.10 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The shares are subject to a four month hold period pursuant to TSXV policies. TSXV approval was granted on April 25, 2022 and the transaction was closed.

d) On April 27, 2022, the Company TSX Venture Exchange approved the Company's Option to Earn-in Agreement  with Rio Tinto America Inc. (note 4(h)).

e) On May 17, 2022, the Company has reached final agreement with Rio Tinto on the scope of the Stage 1 Program of Work referenced in the Parties' March 18, 2022 Option Agreement (See note 4(h)). Rio Tinto will provide funding to the Company in the amount of $3,750 for Mason Valley project development, exploration efforts and other agreed-upon corporate.

f) On May 18, 2022, at AGM the CEO and President/CFO were each granted 4 million RSUs.

g) On May 25, the Company reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights. In light of the Company's agreement with Rio Tinto, the return of these water rights to the Company are expected to play a critical role in the reclamation and development of the MacArthur and Yerington projects.

20 of 21

Lion Copper and Gold Corp. Notes to the Condensed interim consolidated financial statements For the three months ended March 31, 2022 and 2021 (In thousands of U.S dollars except per share amounts)

As a consequence of the termination, the Company will recover the water permit designated for mining and milling use and will return the $1,000 deposit to Desert Pearl Farms. This water permit is currently subject to court proceedings and settlement discussions between the Company and the State of Nevada.

h) On May 25, 2022, the Company agreed to settle $61 of debt with a creditor by issuing 915,910 common shares of the Company at a deemed price of $0.067 (CAD$0.085) per share. The amount of indebtedness represents outstanding amounts owing for services provided to the Company. The issuance of the common shares in connection with the debt settlement is subject to the approval of the TSX Venture Exchange and will be subject to a four-month hold period.

i) On May 25, 2022 the Company granted incentive stock options pursuant to its stock option plan to various directors, officers, employees and consultants of the Company, to purchase up to an aggregate of 5,700,000 common shares of the Company. The stock options are exercisable at a price of CAD$0.085 (US$0.067) per share and expire five years from the date of grant.

j) On May 25, 2022 the Board approved 3,300,000 of bonus options to be granted to the CEO and President/CFO pursuant their agreement with the Company. The stock options are exercisable at a price of CAD$0.085 (US$0.067) per share and expire five years from the date of grant.

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